Exhibit 99.1

CONTACT
DR. REDDY’S LABORATORIES LTD. 8-2-337, Road No. 3, Banjara Hills, Hyderabad - 500034. Telangana, India.	INVESTOR RELATIONS	MEDIA RELATIONS
	KEDAR UPADHYE kedaru@drreddys.com (Ph: +91-40-66834297)	CALVIN PRINTER calvinprinter@drreddys.com (Ph: +91-40- 49002121)

Dr. Reddy’s Laboratories announces the launch of
Omeprazole and Sodium bicarbonate capsules in the U.S. Market

Hyderabad, India, July 18, 2016	For Immediate Release

Hyderabad, India and Princeton, NJ, USA. July 18, 2016—Dr. Reddy’s Laboratories Ltd (BSE: 500124, NSE: DRREDDY, NYSE: RDY) announced today that it has launched Omeprazole and Sodium bicarbonate capsules, 20mg/1100mg and 40mg/1100mg, a therapeutic equivalent generic version of ZEGERID® (omeprazole/sodium bicarbonate) capsules in the United States market, having been approved by the U.S. Food & Drug Administration (USFDA).

The Zegerid® brand and generic had U.S. sales of approximately $306.7 million MAT for the most recent twelve months ending in May 2016 according to IMS Health*.

Dr. Reddy’s Omeprazole and sodium bicarbonate capsules 20 mg/1100 mg and 40 mg/1100 mg are available in bottle count size of 30.

Zegerid® is a registered trademark of Santarus, Inc. a wholly owned subsidiary of Salix Pharmaceuticals, Inc.

*IMS	National Sales Perspectives: Retail and Non-Retail MAT May 2016

RDY-0716-129

About Dr. Reddy’s: Dr. Reddy’s Laboratories Ltd. (BSE: 500124, NSE: DRREDDY, NYSE: RDY) is an integrated pharmaceutical company, committed to providing affordable and innovative medicines for healthier lives. Through its three businesses - Pharmaceutical Services & Active Ingredients, Global Generics and Proprietary Products – Dr. Reddy’s offers a portfolio of products and services including APIs, custom pharmaceutical services, generics, biosimilars and differentiated formulations. Our major therapeutic areas of focus are gastro-intestinal, cardiovascular, diabetology, oncology, pain management and dermatology. Dr. Reddy’s operates in markets across the globe. Our major markets include – USA, Russia & CIS and India. For more information, log on to: www.drreddys.com

Disclaimer: This press release may include statements of future expectations and other forward-looking statements that are based on the management’s current views and assumptions and involve known or unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in such statements. In addition to statements which are forward-looking by reason of context, the words “may”, “will”, “should”, “expects”, “plans”, “intends”, “anticipates”, “believes”, “estimates”, “predicts”, “potential”, or “continue” and similar expressions identify forward-looking statements. Actual results, performance or events may differ materially from those in such statements due to without limitation, (i) general economic conditions such as performance of financial markets, credit defaults , currency exchange rates , interest rates , persistency levels and frequency / severity of insured loss events (ii) mortality and morbidity levels and trends, (iii) changing levels of competition and general competitive factors, (iv) changes in laws and regulations and in the policies of central banks and/or governments, (v) the impact of acquisitions or reorganization , including related integration issues.

The company assumes no obligation to update any information contained herein.